Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-195423

PROSPECTUS

TORCHLIGHT ENERGY RESOURCES, INC.
2,362,541 SHARES OF COMMON STOCK

This prospectus relates to the offering for resale by the selling stockholders of up to 2,362,541 shares of our common stock, $0.001 par value, which includes (i) 1,750,000 shares of common stock, (ii) 437,541 shares of common stock issuable upon the exercise of Series B Warrants to purchase common stock at an exercise price of $6.00 per share, (iii) 140,000 shares of common stock issuable upon the exercise of Warrants to purchase units of securities (the “Unit Warrants”) at an exercise price of $4.00 per unit, which units each consist of one share of common stock and ¼ of a Series B Warrant to purchase a share of common stock at an exercise price of $6.00 per share, and (iv) 35,000 shares of common stock issuable upon the exercise of the Series B Warrants that underlie the Unit Warrants (which Series B Warrants also have an exercise price of $6.00 per share).  We sold the common stock and the Series B Warrants to certain investors through private placements (see “Description of Securities to Be Registered” below for more information).  We are required to file this registration statement pursuant to the purchase agreements entered into with the investors who purchased the common stock and Series B Warrants.  We issued the Unit Warrants to a placement agent and its affiliates in connection with the private placements.

For a list of the selling stockholders, please see “Selling stockholders” section herein.  We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from the sale thereof.  We will, however, receive proceeds from any warrants exercised, which are exercisable for cash.  We will bear all expenses, other than selling commissions and fees of the selling stockholders, in connection with the registration and sale of the shares being offered by this prospectus.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Our common stock is listed on the NASDAQ Capital Market under the symbol “TRCH.”  On October 29, 2014, the last reported sales price of our common stock was $1.74 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE REFER TO THE “RISK FACTORS” BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS NOVEMBER 5, 2014.

ABOUT THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, “Torchlight,” “Torchlight Energy,” the “Company,” “we,” “us” and “our” refer to Torchlight Energy Resources, Inc., a Nevada corporation, and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The shares of common stock are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus, and you should assume that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of the common stock.

As permitted under the rules of the Securities and Exchange Commission (the “SEC”), this prospectus incorporates important business information about us that is contained in documents that we file with the SEC but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as from us. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s website found at www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract, agreement or other document, the reference is only a summary and you should refer to the exhibits that are filed with, or incorporated by reference into, the registration statement for a copy of the contract, agreement or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as on the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus certain information that we file with the SEC. This means that we can include in this prospectus information by referring you to another document already on file with the SEC that contains that information. Any information incorporated by reference into this prospectus is considered to be part of this prospectus.

We incorporate by reference the following documents filed with the SEC:

•	Annual Report on Form 10-K/A for the year ended December 31, 2013, as filed by us with the SEC on October 21, 2014;
•
Quarterly Reports on From 10-Q/A for the quarter ended March 31, 2014, as filed by us with the SEC on October 21, 2014, and the quarter ended June 30, 2014, as filed with the SEC on October 21, 2014; and

•	Current Reports on Form 8-K, as filed by us with the SEC on January 8, 2014, January 17, 2014, January 29, 2014, February 3, 2014, April 17, 2014, June 10, 2014, August 20, 2014 and September 4, 2014.

 Notwithstanding the foregoing, we are not incorporating by reference any information furnished and not filed with the SEC, including information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, unless, and to the extent, expressly specified otherwise. Any statement contained in a document incorporated in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall only be deemed to be a part of this prospectus as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by contacting:

John A. Brda, President
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002
Email: john@torchlightenergy.com

You also may access these filings on our website at www.torchlightenergy.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus or any supplement to this prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “may,” “will,” “expects,” believes,” “plans,” “estimates,” “potential,” or “continue,” or the negative thereof or other and similar expressions are forward-looking statements. In addition, in some cases, you can identify forward-looking statements by words of phrases such as “trend,” “potential,” “opportunity,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions. These forward looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in this prospectus and the documents incorporated by reference in this prospectus, including under the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2013 and in any other reports that we file with the SEC, the following factors, among others, could cause actual results to differ materially from the anticipated results: oil and natural gas prices; our ability to raise or access capital; general economic or industry conditions, nationally and/or in the communities in which our company conducts business; changes in the interest rate environment; legislation or regulatory requirements; conditions of the securities markets; changes in accounting principles, policies or guidelines; financial or political instability; acts of war or terrorism; and other economic, competitive, governmental, regulatory and technical factors affecting our operations, products and prices.

All forward-looking statements speak only as of the date of this prospectus or, in the case of any documents incorporated by reference in this prospectus, the date of such document, in each case based on information available to us as of such date, and we assume no obligation to update any forward-looking statements, except as required by law.

THE COMPANY

We are an energy company engaged in the acquisition, exploration, exploitation and/or development of oil and natural gas properties in the United States.  Our business model is to focus on drilling and working interest programs within the United States that have a short window of payback, a high internal rate of return and proven and bookable reserves.  We have been in business since 2010.

We currently have interests in five oil and gas projects, the Marcelina Creek Field Development in Wilson County, Texas, the Coulter Field in Waller County, Texas, the Smokey Hills Prospect in McPherson County, Kansas, the Ring Energy Joint Venture in Southwest Kansas and the Hunton play in partnership with Husky Ventures in Central Oklahoma.  We anticipate being involved in multiple other oil and gas projects moving forward, pending adequate funding.  We anticipate acquiring exploration and development projects primarily as a non-operating working interest partner, participating in drilling activities primarily on a basis proportionate to the working interest.  We intend to spread the risk associated with drilling programs by entering into a variety of programs in different fields with differing economics.

Torchlight Energy Resources, Inc. is a Nevada corporation.  We operate our business through two wholly owned subsidiaries, Torchlight Energy, Inc., also a Nevada corporation, and Torchlight Energy Operating, LLC, a Texas limited liability company.  We currently have six full time employees.

Our principal executive offices are located at 5700 W. Plano Parkway, Suite 3600, Plano, Texas 75093. The telephone number of our principal executive offices is (214) 432-8002.

RISK FACTORS

Ownership of the common stock involves certain risks. You should consider carefully the risks and uncertainties described in, or incorporated by reference in, this prospectus, including the risks described below and under the captions “Business” and “Risk Factors” in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2013 and in any other reports that we file with the SEC, along with the other information included or incorporated by reference in this prospectus, in evaluating an investment in the common stock. The information included or incorporated by reference in this prospectus may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. For a description of these reports and documents, and information about where you can find them, see the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” in this prospectus.

The risks and uncertainties described in this prospectus and the documents incorporated by reference in this prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of the common stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Related to the Company and the Industry

We have a limited operating history, and may not be successful in developing profitable business operations.

We have a limited operating history.  Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries.  As of the date of this report, we have generated limited revenues and have limited assets.  We have an insufficient history at this time on which to base an assumption that our business operations will prove to be successful in the long-term.  Our future operating results will depend on many factors, including:

·	our ability to raise adequate working capital;
·	the success of our development and exploration;
·	the demand for natural gas and oil;
·	the level of our competition;
·	our ability to attract and maintain key management and employees; and
·
our ability to efficiently explore, develop, produce or acquire sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations in the future, we must, alone or with others, successfully manage the factors stated above, as well as continue to develop ways to enhance our production efforts, when commenced.  Despite our best efforts, we may not be successful in our exploration or development efforts, or obtain required regulatory approvals.  There is a possibility that some, or all, of the wells in which we obtain interests may never produce oil or natural gas.

We have limited capital and will need to raise additional capital in the future.

We do not currently have sufficient capital to fund both our continuing operations and our planned growth.  We will require additional capital to continue to grow our business via acquisitions and to further expand our exploration and development programs.  We may be unable to obtain additional capital when required.  Future acquisitions and future exploration, development, production and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means.  We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.  If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in the oil and gas industry in particular), our limited operating history, the location of our oil and natural gas properties and prices of oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us, if any) and the departure of key employees.  Further, if oil or natural gas prices on the commodities markets decline, our future revenues, if any, will likely decrease and such decreased revenues may increase our requirements for capital.  If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our stockholders.  Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity.  The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.  We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

We have not yet achieved profitable operations, have significant accumulated losses since our inception, and expect to incur further losses in the development of our business.

At June 30, 2014, we had not yet achieved profitable operations, had accumulated losses of $26,333,562 since our inception, and expect to incur further losses in the development of our business. Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management's plan to address our ability to continue as a going concern includes: (1) obtaining debt or equity funding from private placement or institutional sources; (2) obtaining loans from financial institutions, where possible, or (3) participating in joint venture transactions with third parties. Although management believes that it will be able to obtain the necessary funding to allow us to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As a non-operator, our development of successful operations relies extensively on third-parties who, if not successful, could have a material adverse effect on our results of operation.

We expect to primarily participate in wells operated by third-parties.   As a result, we will not control the timing of the development, exploitation, production and exploration activities relating to leasehold interests we acquire.  We do, however, have certain rights as granted in our Joint Operating Agreements that allow us a certain degree of freedom such as, but not limited to, the ability to propose the drilling of wells.    If our drilling partners are not successful in such activities relating to our leasehold interests, or are unable or unwilling to perform, our financial condition and results of operation could have an adverse material effect.

Further, financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person.  We could be held liable for the joint activity obligations of the operator or other working interest owners such as nonpayment of costs and liabilities arising from the actions of the working interest owners.  In the event the operator or other working interest owners do not pay their share of such costs, we would likely have to pay those costs.  In such situations, if we were unable to pay those costs, there could be a material adverse effect to our financial position.

Because of the speculative nature of oil and gas exploration, there is risk that we will not find commercially exploitable oil and gas and that our business will fail.

The search for commercial quantities of oil and natural gas as a business is extremely risky. We cannot provide investors with any assurance that any properties in which we obtain a mineral interest will contain commercially exploitable quantities of oil and/or gas.  The exploration expenditures to be made by us may not result in the discovery of commercial quantities of oil and/or gas.  Problems such as unusual or unexpected formations or pressures, premature declines of reservoirs, invasion of water into producing formations and other conditions involved in oil and gas exploration often result in unsuccessful exploration efforts. If we are unable to find commercially exploitable quantities of oil and gas, and/or we are unable to commercially extract such quantities, we may be forced to abandon or curtail our business plan, and as a result, any investment in us may become worthless.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire oil and gas interests, to build our reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with industry participants and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.  These realities are subject to change and our inability to maintain close working relationships with industry participants or continue to acquire suitable property may impair our ability to execute our business plan.

To continue to develop our business, we will endeavor to use the business relationships of our management to enter into strategic relationships, which may take the form of joint ventures with other private parties and contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we will use in our business.  We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them.  In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain our relationships.  If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

The price of oil and natural gas has historically been volatile.  If it were to decrease substantially, our projections, budgets and revenues would be adversely affected, potentially forcing us to make changes in our operations.

Our future financial condition, results of operations and the carrying value of any oil and natural gas interests we acquire will depend primarily upon the prices paid for oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flows from operations are highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

·	the level of consumer demand for oil and natural gas;
·	the domestic and foreign supply of oil and natural gas;
·	the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to agree to and maintain oil price and production controls;
·	the price of foreign oil and natural gas;
·	domestic governmental regulations and taxes;
·	the price and availability of alternative fuel sources;
·	weather conditions;
·	market uncertainty due to political conditions in oil and natural gas producing regions, including the Middle East; and
·	worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices affect our revenues, and could reduce the amount of oil and natural gas that we can produce economically.  Accordingly, such declines could have a material adverse effect on our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may be unable to make planned expenditures, among other things. If this were to happen, we may be forced to abandon or curtail our business operations, which would cause the value of an investment in us to decline in value, or become worthless.

Because of the inherent dangers involved in oil and gas operations, there is a risk that we may incur liability or damages as we conduct our business operations, which could force us to expend a substantial amount of money in connection with litigation and/or a settlement.

The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, we may be liable for environmental damages caused by previous owners of property purchased and leased by us. In recent years, there has also been increased scrutiny on the environmental risk associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fracturing fluids including chemical additives. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties and/or force us to expend substantial monies in connection with litigation or settlements. We currently have no insurance to cover such losses and liabilities, and even if insurance is obtained, there can be no assurance that it will be adequate to cover any losses or liabilities. We cannot predict the availability of insurance or the availability of insurance at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations. We may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations, which could lead to any investment in us becoming worthless.

The market for oil and gas is intensely competitive, and competition pressures could force us to abandon or curtail our business plan.

The market for oil and gas exploration services is highly competitive, and we only expect competition to intensify in the future. Numerous well-established companies are focusing significant resources on exploration and are currently competing with us for oil and gas opportunities.  Other oil and gas companies may seek to acquire oil and gas leases and properties that we have targeted.  Additionally, other companies engaged in our line of business may compete with us from time to time in obtaining capital from investors.  Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage.  Actual or potential competitors may be strengthened through the acquisition of additional assets and interests.  Additionally, there are numerous companies focusing their resources on creating fuels and/or materials which serve the same purpose as oil and gas, but are manufactured from renewable resources.

As a result, there can be no assurance that we will be able to compete successfully or that competitive pressures will not adversely affect our business, results of operations and financial condition. If we are not able to successfully compete in the marketplace, we could be forced to curtail or even abandon our current business plan, which could cause any investment in us to become worthless.

We may not be able to successfully manage our growth, which could lead to our inability to implement our business plan.

Our growth is expected to place a significant strain on our managerial, operational and financial resources, especially considering that we currently only have a small number of executive officers, employees and advisors. Further, as we enter into additional contracts, we will be required to manage multiple relationships with various consultants, businesses and other third parties. These requirements will be exacerbated in the event of our further growth or in the event that the number of our drilling and/or extraction operations increases. There can be no assurance that our systems, procedures and/or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully implement our business plan. If we are unable to manage our growth effectively, our business, results of operations and financial condition will be adversely affected, which could lead to us being forced to abandon or curtail our business plan and operations.

Our operations are heavily dependent on current environmental regulation, changes in which we cannot predict.

Oil and natural gas activities that we will engage in, including production, processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials (if any), are subject to stringent regulation. We could incur significant costs, including cleanup costs resulting from a release of hazardous material, third-party claims for property damage and personal injuries fines and sanctions, as a result of any violations or liabilities under environmental or other laws. Changes in or more stringent enforcement of environmental laws could force us to expend additional operating costs and capital expenditures to stay in compliance.

Various federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, directly impact oil and gas exploration, development and production operations, and consequently may impact our operations and costs. These regulations include, among others, (i) regulations by the Environmental Protection Agency and various state agencies regarding approved methods of disposal for certain hazardous and non-hazardous wastes; (ii) the Comprehensive Environmental Response, Compensation, and Liability Act, Federal Resource Conservation and Recovery Act and analogous state laws which regulate the removal or remediation of previously disposed wastes (including wastes disposed of or released by prior owners or operators), property contamination (including groundwater contamination), and remedial plugging operations to prevent future contamination; (iii) the Clean Air Act and comparable state and local requirements which may result in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations; (iv) the Oil Pollution Act of 1990 which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States; (v) the Resource Conservation and Recovery Act which is the principal federal statute governing the treatment, storage and disposal of hazardous wastes; and (vi) state regulations and statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material.

Management believes that we will be in substantial compliance with applicable environmental laws and regulations. To date, we have not expended any amounts to comply with such regulations, and management does not currently anticipate that future compliance will have a materially adverse effect on our consolidated financial position, results of operations or cash flows. However, if we are deemed to not be in compliance with applicable environmental laws, we could be forced to expend substantial amounts to be in compliance, which would have a materially adverse effect on our financial condition. If this were to happen, any investment in us could be lost.

Government regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Vast quantities of natural gas, natural gas liquids and oil deposits exist in deep shale and other unconventional formations. It is customary in our industry to recover these resources through the use of hydraulic fracturing, combined with horizontal drilling. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in deep underground formations using water, sand and other additives pumped under high pressure into the formation. As with the rest of the industry, our third-party operating partners use hydraulic fracturing as a means to increase the productivity of most of the wells they drill and complete. These formations are generally geologically separated and isolated from fresh ground water supplies by thousands of feet of impermeable rock layers.

We believe our third-party operating partners follow applicable legal requirements for groundwater protection in their operations that are subject to supervision by state and federal regulators.  Furthermore, we believe our third-party operating partners’ well construction practices are specifically designed to protect freshwater aquifers by preventing the migration of fracturing fluids into aquifers.

Hydraulic fracturing is typically regulated by state oil and gas commissions. Some states have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and/or well construction requirements on hydraulic fracturing operations.  For example, Pennsylvania is currently considering proposed regulations applicable to surface use at oil and gas well sites, including new secondary containment requirements and an abandoned and orphaned well identification program that would require operators to remediate any such wells that are damaged during current hydraulic fracturing operations.  New York has placed a permit moratorium on high volume fracturing activities combined with horizontal drilling pending the results of a study regarding the safety of hydraulic fracturing. And certain communities in Colorado have also enacted bans on hydraulic fracturing.

In addition to state laws, some local municipalities have adopted or are considering adopting land use restrictions, such as city ordinances, that may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. There are also certain governmental reviews either underway or being proposed that focus on deep shale and other formation completion and production practices, including hydraulic fracturing. Depending on the outcome of these studies, federal and state legislatures and agencies may seek to further regulate such activities. Certain environmental and other groups have also suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process.

Further, the EPA has asserted federal regulatory authority over hydraulic fracturing involving “diesel fuels” under the SWDA’s UIC Program and has released final guidance regarding the process for obtaining a permit for hydraulic fracturing involving diesel fuel. The EPA also has commenced a study of the potential impacts of hydraulic fracturing activities on drinking water resources, with a progress report released in late 2012 and a final draft report expected to be released for public comment and peer review in late 2014. The EPA’s guidance, including its interpretation of the meaning of “diesel fuel,” the EPA’s pending study, and other analyses by federal and state agencies to assess the impacts of hydraulic fracturing could each spur further action toward federal and/or state legislation and regulation of hydraulic fracturing activities.

We cannot predict whether additional federal, state or local laws or regulations applicable to hydraulic fracturing will be enacted in the future and, if so, what actions any such laws or regulations would require or prohibit.  Restrictions on hydraulic fracturing could make it prohibitive for our third-party operating partners to conduct operations, and also reduce the amount of oil, natural gas liquids and natural gas that we are ultimately able to produce in commercial quantities from our properties.  If additional levels of regulation or permitting requirements were imposed on hydraulic fracturing operations, our business and operations could be subject to delays, increased operating and compliance costs and process prohibitions.

Our estimates of the volume of reserves could have flaws, or such reserves could turn out not to be commercially extractable. As a result, our future revenues and projections could be incorrect.

Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Our actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves may vary substantially from the estimates.  Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of our future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by us that only represent our best estimates. If these estimates of quantities, prices and costs prove inaccurate, we may be unsuccessful in expanding our oil and gas reserves base with our acquisitions. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with any oil and gas assets we obtain may be required. Because of the nature of the estimates of our reserves and estimates in general, we can provide no assurance that reductions to our estimated proved oil and gas reserves and estimated future net revenues will not be required in the future, and/or that our estimated reserves will be present and/or commercially extractable. If our reserve estimates are incorrect, the value of our common stock could decrease and we may be forced to write down the capitalized costs of our oil and gas properties.

Decommissioning costs are unknown and may be substantial.  Unplanned costs could divert resources from other projects.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for production of oil and natural gas reserves.  Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning.”  We accrue a liability for decommissioning costs associated with our wells, but have not established any cash reserve account for these potential costs in respect of any of our properties.  If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs.  The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

We may have difficulty distributing production, which could harm our financial condition.

In order to sell the oil and natural gas that we are able to produce, if any, the operators of the wells we obtain interests in may have to make arrangements for storage and distribution to the market.  We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate.  This situation could be particularly problematic to the extent that our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping and/or pipeline facilities.  These factors may affect our and potential partners’ ability to explore and develop properties and to store and transport oil and natural gas production, increasing our expenses.

Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and/or natural gas and in turn diminish our financial condition or ability to maintain our operations.

Our business will suffer if we cannot obtain or maintain necessary licenses.

Our operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities.  Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments, among other factors.  Our inability to obtain, or our loss of or denial of extension of, any of these licenses or permits could hamper our ability to produce revenues from our operations.

Challenges to our properties may impact our financial condition.

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense.  While we intend to make appropriate inquiries into the title of properties and other development rights we acquire, title defects may exist.  In addition, we may be unable to obtain adequate insurance for title defects, on a commercially reasonable basis or at all.  If title defects do exist, it is possible that we may lose all or a portion of our right, title and interests in and to the properties to which the title defects relate.  If our property rights are reduced, our ability to conduct our exploration, development and production activities may be impaired.  To mitigate title problems, common industry practice is to obtain a title opinion from a qualified oil and gas attorney prior to the drilling operations of a well.

We rely on technology to conduct our business, and our technology could become ineffective or obsolete.

We rely on technology, including geographic and seismic analysis techniques and economic models, to develop our reserve estimates and to guide our exploration, development and production activities.  We and our operator partners will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence.  The costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development.  If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired.  Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would were our technology more efficient.

The loss of key personnel would directly affect our efficiency and profitability.

Our future success is dependent, in a large part, on retaining the services of our current management team.  Our executive officers possess a unique and comprehensive knowledge of our industry and related matters that are vital to our success within the industry.  The knowledge, leadership and technical expertise of these individuals would be difficult to replace.  The loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long term business strategy.  We do not maintain key-man life insurance with respect to any employees.  We do have employment agreements with each of our executive officers.  There can be no assurance, however, that any of our officers will continue to be employed by us.

Our officers and directors control a significant percentage of our current outstanding common stock and their interests may conflict with those of our stockholders.

As of the date of this report our executive officers and directors collectively and beneficially own approximately 37% of our outstanding common stock.  This concentration of voting control gives these affiliates substantial influence over any matters which require a stockholder vote, including without limitation the election of directors and approval of merger and/or acquisition transactions, even if their interests may conflict with those of other stockholders.  It could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us.  This could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then prevailing market prices for their shares of common stock.

In the future, we may incur significant increased costs as a result of operating as a public company, and our management may be required to devote substantial time to new compliance initiatives.

In the future, we may incur significant legal, accounting and other expenses as a result of operating as a public company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as new rules subsequently implemented by the SEC, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluation and testing on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In performing this evaluation and testing, management concluded that our internal control over financial reporting is not effective as of December 31, 2013. We are, however, addressing the issue and performing a final update of our policies and procedures.  Upon finalizing these policies and procedures and ensuring they are effectively applied, we believe our internal control will be deemed effective. Correcting this issue, and thereafter our continued compliance with Section 404, will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to correct our internal control issues and comply with the requirements of Section 404 in a timely manner, or if in the future we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Certain Factors Related to Our Common Stock

There presently is a limited market for our common stock, and the price of our common stock may be volatile.

Our common stock is currently quoted on The NASDAQ Stock Market LLC.  Our shares, however, are very thinly traded, and we have a very limited trading history.  There could be volatility in the volume and market price of our common stock moving forward.  This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, factors relating to the oil and gas industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Our stockholders could sell substantial amounts of common stock in the public market, including shares sold upon the filing of a registration statement that registers such shares and/or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933 (the “Securities Act”), if available, or upon the expiration of trading limitation periods.  Such volume could create a circumstance commonly referred to as a market “overhang” and in anticipation of which the market price of our common stock could fall. Additionally, we have a large number of convertible promissory notes that are presently convertible and warrants that are presently exercisable.  The conversion and exercise of all these notes and warrants would result in the issuance of approximately 16 million shares of common stock to these security holders.  The conversion or exercise of a large amount of these notes and warrants followed by the subsequent sale of the underlying stock in the market would likely have a negative effect on our common stock’s market price. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our directors and officers have rights to indemnification.

Our Bylaws provide, as permitted by governing Nevada law, that we will indemnify our directors, officers and employees whether or not then in service as such, against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a director, officer or employee of the company.  The inclusion of these provisions in the Bylaws may have the effect of reducing the likelihood of derivative litigation against directors and officers, and may discourage or deter stockholders or management from bringing a lawsuit against directors and officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

We do not anticipate paying any cash dividends.

We do not anticipate paying cash dividends on our common stock for the foreseeable future.  The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition.  The payment of any dividends will be within the discretion of our Board of Directors.  We presently intend to retain all earnings, if any, to implement our business strategy; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

USE OF PROCEEDS

We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from the sale thereof.  We will, however, receive proceeds from any warrants exercised, which are exercisable for cash. Any proceeds received from warrants exercised will be used by the Company for working capital and general corporate purposes. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees, and fees and expenses of our counsel and our accountants.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling stockholders to offer and sell shares of common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the market price for the common stock on NASDAQ on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

The following is a table of the selling stockholders.  The shares of common stock being offered by the selling stockholders include shares of common stock held by the selling stockholders and shares of common stock issuable to the selling stockholders upon exercise of warrants held by the selling stockholders.  Beneficial ownership in the table below is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) promulgated by the SEC, and generally includes voting or investment power with respect to securities.  The inclusion of any shares in this table does not constitute an admission of beneficial ownership.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders.  After the date of effectiveness of the registration statement of which this prospectus is a part, a selling stockholder may sell or transfer, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of its common stock.  At the time of the acquisition of the shares of common stock and the warrants, the selling stockholders had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute any securities.

The information in the table below is based on the information provided to us by the selling stockholders and as of the date the same was provided to us.  The information set forth concerning the selling stockholders includes the number of shares currently held and the number of shares offered by each selling stockholder.  The ownership percentages in the table are based on the 22,136,639 shares of common stock we had outstanding as of October 29, 2014.  Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder, but are not treated as outstanding for the purpose of computing the percentage ownership of any other selling stockholder.  Unless otherwise footnoted, none of the selling security holders below is either a registered broker-dealer or an affiliate of a registered broker-dealer.

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
					Number(1)	Percentage (%)*

Donald R. Gauthier Jr.	7,813	(2)	7,813	(2)	0	*

Robert Montgomery	7,813	(2)	7,813	(2)	0	*

Brian Skillern	7,813	(2)	7,813	(2)	0	*

Timothy Burford	7,813	(2)	7,813	(2)	0	*

Henry S. Stronski & Jami L. Stronski	17,188	(2)	17,188	(2)	0	*

Stefan Nowina	31,250	(2)	31,250	(2)	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
Selling Stockholders					Number(1)	Percentage (%)*

Thomas Grove	7,831	(2)	7,813	(2)	0	*

David & Carolyn Schmitz	15,625	(2)	15,625	(2)	0	*

Jules DeVigne	39,063	(2)	39,063	(2)	0	*

Jules DeVigne & Deborah G. DeVigne	23,938	(2)	23,938	(2)	0	*

Gary Grenley	15,625	(2)	15,625	(2)	0	*

Craig Child	7,813	(2)	7,813	(2)	0	*

Simon & Enas Muzio	7,813	(2)	7,813	(2)	0	*

Randy Perillo	31,250	(2)	31,250	(2)	0	*

Bret Griffin	15,625	(2)	15,625	(2)	0	*

Donald P Favre	15,625	(2)	15,625	(2)	0	*

NFS/FMTC Traditional IRA FBO Normand F. Smith	18,625	(2)	18,625	(2)	0	*

Mark J Abrams & Carol A Abrams	7,813	(2)	7,813	(2)	0	*

Bruce & Bobra Locker JTWROS	14,688	(2)	14,688	(2)	0	*

Harry Neff	7,831	(2)	7,813	(2)	0	*

Robert Kaufman	156,250	(2)	156,250	(2)	0	*

Carlo Alberici	15,625	(2)	15,625	(2)	0	*

Robert Eydt	7,813	(2)	7,813	(2)	0	*

Patrick M Barberich and Monica Barberich	7,813	(2)	7,813	(2)	0	*

Jonathan Gralnick	7,813	(2)	7,813	(2)	0	*

Bruce Bush	7,813	(2)	7,813	(2)	0	*

James Somers	7,813	(2)	7,813	(2)	0	*

Tanvir Ali Master	7,813	(2)	7,813	(2)	0	*

Clinton McDonnough	7,813	(2)	7,813	(2)	0	*

David B O’Neill	7,813	(2)	7,813	(2)	0	*

Thomas R Sullivan	7,813	(2)	7,813	(2)	0	*

Quality Services Inc. (3)	15,625	(2)	15,625	(2)	0	*

NFS/FMTC Rollover IRA FBO Luigi Mancini Sr.	7,813	(2)	7,813	(2)	0	*

Dale A LeMasters	7,813	(2)	7,813	(2)	0	*

Jonathan F Malan	7,813	(2)	7,813	(2)	0	*

Anthony Behette	15,625	(2)	15,625	(2)	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
Selling Stockholders					Number(1)	Percentage (%)*

NFS/FMTC Rollover IRA FBO Dr. Matthew J Guy	15,625	(2)	15,625	(2)	0	*

Erin E Coffey	17,469	(2)	17,469	(2)	0	*

Michael Hafke	31,250	(2)	31,250	(2)	0	*

Dennis D Howarter & Pamela J Howarter	7,813	(2)	7,813	(2)	0	*

Jason Jacobs	15,625	(2)	15,625	(2)	0	*

Ralph Glasgal	7,813	(2)	7,813	(2)	0	*

Christopher H Paskach Living Trust Dtd 6-16-03(4)	7,813	(2)	7,813	(2)	0	*

Donald Womeldorph	12,500	(2)	12,500	(2)	0	*

Mario Dell’Aera Jr.	7,813	(2)	7,813	(2)	0	*

Scott Guasta	15,625	(2)	15,625	(2)	0	*

Edmond Allen Morrison	7,813	(2)	7,813	(2)	0	*

Ellis Guilbeau	9,375	(2)	9,375	(2)	0	*

NFS/FMTC Traditional IRA FBO Jack Pirkey	7,813	(2)	7,813	(2)	0	*

Carlos M Bermudez	7,813	(2)	7,813	(2)	0	*

NFS/FMTC IRRL FBO Brian A Anderson	7,813	(2)	7,813	(2)	0	*

NFS/FMTC R/O IRA FBO Michael Accardi	7,813	(2)	7,813	(2)	0	*

3MD Partnership - Don Whaley(5)	15,625	(2)	15,625	(2)	0	*

Nick Valk	7,813	(2)	7,813	(2)	0	*

Alan Hertz	9,375	(2)	9,375	(2)	0	*

Charles H Wheeler	7,813	(2)	7,813	(2)	0	*

NFS/FMTC SEP IRA FBO Dr Neal James Nesbitt	7,813	(2)	7,813	(2)	0	*

NFS/FMTC IRA FBO Terry Mace	9,375	(2)	9,375	(2)	0	*

NFS/FMTC Traditional IRA FBO Steven J. Vuyovich	7,813	(2)	7,813	(2)	0	*

Robert S Slattery	7,813	(2)	7,813	(2)	0	*

NFS/FMTC Rollover IRA FBO Roze Grant	7,813	(2)	7,813	(2)	0	*

NFS/FMTC SEP IRA FBO Douglas Grant	9,375	(2)	9,375	(2)	0	*

Ray Garcia	10,938	(2)	10,938	(2)	0	*

Peter C Beale	7,813	(2)	7,813	(2)	0	*

Gregory J Coffey	17,188	(2)	17,188	(2)	0	*

Alan & Sherry Kreitzer	12,500	(2)	12,500	(2)	0	*

Daniel M Coombs & Mary Ellen Coombs	15,625	(2)	15,625	(2)	0	*

Todd H Tracey	7,813	(2)	7,813	(2)	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
Selling Stockholders					Number(1)	Percentage (%)*

Gary Sturm0	12,500	(2)	12,500	(2)	0	*

John R Bartos	7,813	(2)	7,813	(2)	0	*

Joe B Wiser	7,813	(2)	7,813	(2)	0	*

Stephen Gardner	9,375	(2)	9,375	(2)	0	*

Charles Schroeder	7,813	(2)	7,813	(2)	0	*

Dennis C Dean	7,813	(2)	7,813	(2)	0	*

Charles Davis	15,625	(2)	15,625	(2)	0	*

Daniel & Gina D’Errico JTWROS	7,813	(2)	7,813	(2)	0	*

Jan T Vreeland	7,813	(2)	7,813	(2)	0	*

Peter Dimaria	7,813	(2)	7,813	(2)	0	*

Allen Collins	7,813	(2)	7,813	(2)	0	*

Ray Crespo	12,500	(2)	12,500	(2)	0	*

Jeffrey Miller	12,500	(2)	12,500	(2)	0	*

LeRoy Larson	7,813	(2)	7,813	(2)	0	*

Sharad and Chandrikda Patel	7,813	(2)	7,813	(2)	0	*

Madeleine Behette	31,250	(2)	31,250	(2)	0	*

Joseph G Roth	7,813	(2)	7,813	(2)	0	*

Lewis M Edelstein Trust(6)	7,813	(2)	7,813	(2)	0	*

Glendenning Investment Group(7)	25,000	(2)	25,000	(2)	0	*

Michael P Dillon	7,813	(2)	7,813	(2)	0	*

Sunstone Partners LLC(8)	23,438	(2)	23,438	(2)	0	*

PJS Inc. (9)	9,375	(2)	9,375	(2)	0	*

Thomas Mayberry	12,500	(2)	12,500	(2)	0	*

Robert C Lannert Trust U/A 5/1/98(10)	24,375	(2)	24,375	(2)	0	*

Rahul Auradkar & Umarani Bangalore	15,625	(2)	15,625	(2)	0	*

Alex & Carolyn Stanyek	7,813	(2)	7,813	(2)	0	*

Tarquinus Bunch	15,625	(2)	15,625	(2)	0	*

Michael Giannelli	15,625	(2)	15,625	(2)	0	*

Jesse Wade Yeomans	21,725	(2)	21,725	(2)	0	*

William Huff	7,813	(2)	7,813	(2)	0	*

Charles Matthews	15,625	(2)	15,625	(2)	0	*

Marguerite Behette-Hart	31,250	(2)	31,250	(2)	0	*

Steve & Patricia Wubker	15,625	(2)	15,625	(2)	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
Selling Stockholders					Number(1)	Percentage (%)*

Tom Steele	7,813	(2)	7,813	(2)	0	*

McDade & Co Profit Sharing Plan & Trust(11)	15,625	(2)	15,625	(2)	0	*

Michael D Langan TTEE/Joseph N Langan Charitable Trust(12)	9,375	(2)	9,375	(2)	0	*

Navy Bancorp Inc. (13)	7,813	(2)	7,813	(2)	0	*

Bruce F Rutherford	15,625	(2)	15,625	(2)	0	*

Raymond Keller	7,813	(2)	7,813	(2)	0	*

Monte P Delzell	7,813	(2)	7,813	(2)	0	*

James J Waskiewicz	7,813	(2)	7,813	(2)	0	*

Samuel Rosenberg	9,375	(2)	9,375	(2)	0	*

Howard Wengrow	7,813	(2)	7,813	(2)	0	*

Moe H Leichter	9,375	(2)	9,375	(2)	0	*

Joyce Bielski	7,813	(2)	7,813	(2)	0	*

Kevin Gabrik	10,000	(2)	10,000	(2)	0	*

Marc Bielski & Heather B Gordon Bielski	7,813	(2)	7,813	(2)	0	*

Judy Reed Smith	23,438	(2)	23,438	(2)	0	*

Jeffery Murphy	7,813	(2)	7,813	(2)	0	*

Frank Hill Harper	7,813	(2)	7,813	(2)	0	*

Timothy M Fulmer	7,813	(2)	7,813	(2)	0	*

Gregory Chubon	7,813	(2)	7,813	(2)	0	*

Max G Johnson TTEE Max Johnson Living Trust U/A 1/7/99(14)	15,625	(2)	15,625	(2)	0	*

Christofi Kontos	9,375	(2)	9,375	(2)	0	*

Gordon Lassar	7,813	(2)	7,813	(2)	0	*

Gregory Hurley	25,000	(2)	25,000	(2)	0	*

James Brown	9,375	(2)	9,375	(2)	0	*

Brenda L Stahler	7,813	(2)	7,813	(2)	0	*

Robert C Towns	7,813	(2)	7,813	(2)	0	*

Wayne Wilson	31,250	(2)	31,250	(2)	0	*

2B Timms LLC(15)	7,619	(2)	7,619	(2)	0	*

Cherry Pipes LTD(16)	7,813	(2)	7,813	(2)	0	*

Scot Guempel	7,813	(2)	7,813	(2)	0	*

Edward William Sean Ballington and Estelle Ceagele Jan Ballington	7,813	(2)	7,813	(2)	0	*

The Roberts Fund(17)	7,813	(2)	7,813	(2)	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Share Being Offered		Shares Beneficially Owned After the Offering
Selling Stockholders					Number(1)	Percentage (%)*

John Charles David Lewis and Susan Elizabeth Kenney	7,831	(2)	7,813	(2)	0	*

Jeffrey Allen Sherman & Jennifer M Sherman	10,000	(2)	10,000	(2)	0	*

I. Jefferson McKenzie	31,250	(2)	31,250	(2)	0	*

John Masek	112,500	(2)	112,500	(2)	0	*

Paul J. Rasplicka	86,250	(18)	25,000	(18)	5,000	*

Rasplicka 2012 Trust(19)	30,000	(18)	25,000	(2)	5,000	*

Rasplicka 2009 Trust(20)	31,250	(2)	31,250	(2)	0	*

Gordon L. Holmes	43,750	(2)	43,750	(2)	0	*

Cynthia J. Reese	13,395	(21)	9,375	(22)	4,020	*

The Korbel Trust(23)	93,750	(2)	93,750	(2)	0	*

Tom McKenzie	31,250	(2)	31,250	(2)	0	*

Cynthia M. Malloy	162,453	(24)	34,375	(25)	128,078	*

National Securities Corporation (26)	91,000	(27)	91,000	(27)	0	*

Roger Monteforte (28)	29,835	(27)	29,835	(27)	0	*

Richard Libretti (28)	4,556	(27)	4,556	(27)	0	*

Joseph Glodek (28)	4,556	(27)	4,556	(27)	0	*

Jonathan C. Rich (28)	15,750	(27)	15,750	(27)	0	*

Andrei Amaritei (28)	5,250	(27)	5,250	(27)	0	*

Joon Rhee (28)	10,076	(27)	10,076	(27)	0	*

Coby Haddad (28)	2,586	(27)	2,586	(27)	0	*

Don Bianco (28)	2,586	(27)	2,586	(27)	0	*

Ray San Pedro (28)	3,496	(27)	3,496	(27)	0	*

Tom Kelly (28)	2,783	(27)	2,783	(27)	0	*

Dennis Karjanis (28)	1,269	(27)	1,269	(27)	0	*

Brandon Leon (28)	563	(27)	563	(27)	0	*

Adam Friedman (28)	375	(27)	375	(27)	0	*

Greg Lourdin (28)	225	(27)	225	(27)	0	*

Mike Rosado (28)	94	(27)	94	(27)	0	*

_________________________

*	Less than 1%
(1)	Assumes all shares offered by the selling stockholders are sold.
(2)
80% of this number represents shares of common stock and 20% of this number represents shares of common stock underlying warrants to purchase shares of common stock, subject to rounding by no more than one share.  The warrants are presently exercisable.

(3)	Charles R. Cole has sole voting and investment power.
(4)	Christopher H Paskach, Trustee, has sole voting and investment power.
(5)	Don B. Whaley and Mary G. Whaley have shared voting and investment power.
(6)	Lewis M Edelstein, Trustee, has sole voting and investment power.
(7)	William G. Glendenning has sole voting and investment power.
(8)	John Maddux and Laurie H. Maddux have shared voting and investment power.
(9)	Paul J. Steinle Jr. has sole voting and investment power.
(10)	Robert C. Lannert, Trustee, has sole voting and investment power.
(11)	William A. McDade and Sharon T. McDade, Trustees, have shared voting and investment power.
(12)	Michael D. Langan and Joseph N. Langan, Trustees, have shared voting and investment power.
(13)	Philip Emmons has sole voting and investment power.
(14)	Max G. Johnson, Trustee, has sole voting and investment power.
(15)	Mark Timm has sole voting and investment power.
(16)	David Cherry has sole voting and investment power.
(17)	Robert W. Ciasulli and Ronald J. Ciasulli have shared voting and investment power.
(18)
Includes (i) securities held individually by Mr. Rasplicka, including 20,000 shares of common stock and 5,000 shares of common stock underlying warrants to purchase shares of common stock, which warrants are presently exercisable; (ii) securities held by Rasplicka 2012 Trust, including 25,000 shares of common stock and 5,000 shares of common stock underlying warrants to purchase shares of common stock, which warrants are presently exercisable; and (iii) securities held by Rasplicka 2009 Trust, including 25,000 shares of common stock and 6,250 shares of common stock underlying warrants to purchase shares of common stock, which warrants are presently exercisable.  Mr. Rasplicka is the trustee of both the Rasplicka 2012 Trust and the Rasplicka 2009 Trust and has voting and investment authority over the shares held by both trusts.

(19)	Paul J. Rasplicka, Trustee, has sole voting and investment power.
(20)	Paul J. Rasplicka and Jody K. Rasplicka, Trustees, have shared voting and investment power.
(21)	Includes 11,520 shares of common stock and 1,875 shares of common stock underlying warrants to purchase shares of common stock, which warrants are presently exercisable.
(22)	Includes 7,500 shares of common stock and 1,875 shares of common stock underlying warrants to purchase shares of common stock, which warrants are presently exercisable.
(23)	Frances Sullivan, Trustee, has sole voting and investment power.
(24)	Includes 143,007 shares of common stock and 19,446 shares of common stock underlying warrants to purchase shares of common stock, which warrants are presently exercisable.
(25)	Includes 27,500 shares of common stock and 6,875 shares of common stock underlying warrants to purchase shares of common stock, which warrants are presently exercisable.
(26)
National Securities Corporation is a registered broker-dealer. It has confirmed that it purchased the securities being registered in this registration statement in the ordinary course of business and that it had no agreements or understandings, directly or indirectly, with any person to distribute the securities when it originally acquired the shares.

(27)
(i) 80% of this number represents shares of common stock underlying warrants to purchase units of securities, which units each consist of one share of common stock and 1/4 of a warrant to purchase a share of common stock, and (ii) 20% of this number represents shares of common stock issuable upon the exercise of the warrants that underlie the units.

(28)
This selling stockholder is an affiliate of National Securities Corporation, a registered broker-dealer. He or she has confirmed that he or she purchased the securities being registered in this registration statement in the ordinary course of business and that he or she had no agreements or understandings, directly or indirectly, with any person to distribute the securities when he or she originally acquired the shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

·	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	an exchange distribution in accordance with the rules of the applicable exchange;

·	privately negotiated transactions;

·	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

·	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

·	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

·	a combination of any such methods of sale; and

·	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 5110.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with a registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements and/or other documentation and agreements with the selling stockholders, or we may be entitled to contribution.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following is a description of certain provisions relating to our capital stock. For additional information regarding our stock, please refer to our Articles of Incorporation and Bylaws which have previously been filed with the SEC.

General

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share.  We have no shares of preferred stock authorized.

Common Stock

As of October 29, 2014, there were approximately 22,136,639 shares of common stock outstanding. We are registering 2,362,541 shares of our common stock, in aggregate, which includes (i) 1,750,000 shares of common stock, (ii) 437,541 shares of common stock issuable upon the exercise of Series B Warrants to purchase common stock, (iii) 140,000 shares of common stock issuable upon the exercise of Unit Warrants, which units each consist of one share of common stock and 1/4 of a Series B Warrant to purchase a share of common stock, and (iv) 35,000 shares of common stock issuable upon the exercise of the Series B Warrants that underlie the Unit Warrants (see below).

The rights of all holders of the common stock are identical in all respects.  Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders.  The holders of the common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. The current policy of the Board of Directors, however, is to retain earnings, if any, for reinvestment.

Upon liquidation, dissolution or winding up of the Company, the holders of the common stock are entitled to share ratably in all aspects of the Company that are legally available for distribution, after payment of or provision for all debts and liabilities.  The holders of the common stock do not have preemptive subscription, redemption or conversion rights under our Articles of Incorporation. Cumulative voting in the election of Directors is not permitted. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

Our common stock is listed on the NASDAQ Capital Market under the symbol “TRCH.”

Series B Warrants

During December 2013 and early January 2014, we sold to investors in a private offering, at the purchase price of $4.00 per share, an aggregate of 350,000 shares of restricted common stock and 87,500 Series B Warrants to purchase shares of restricted common stock at $6.00 per share.  On January 31, 2014, we sold to investors in a private offering, at the purchase price of $4.00 per share, an aggregate of 1,400,000 shares of restricted common stock and 350,041 Series B Warrants to purchase shares of restricted common stock at $6.00 per share.  The last reported sale price of our common stock on NASDAQ on January 31, 2014 was $4.74 per share.

There are no other Series B Warrants outstanding other than the 437,541 described above.  We are registering the 437,541 shares of common stock issuable upon exercise of the Series B Warrants, but we are not registering the Series B Warrants themselves.

Each Series B Warrant has an exercise price of $6.00 per share and expires on December 31, 2018.  The Series B Warrants provide for an adjustment in the number shares of common stock into which the Series B Warrants are exercisable upon certain events, such as a stock dividend, stock split, reverse stock split or reclassification. Further, if there is an effective registration statement filed with the Commission registering the shares of common stock underlying the Series B Warrants, and the closing price of our common stock is $9.00 or more for more for 20 consecutive trading days, then we may require the holders to exercise their warrants.

Unit Warrants

In connection with the January 31, 2014 private offering described above, we paid National Securities Corporation, the placement agent and its affiliates, a fee that included, in part, the issuance to it and its affiliates of Unit Warrants to purchase a total of 140,000 units of securities, which units each consist of one share of common stock and 1/4 of a Series B Warrant.  The last reported sale price of our common stock on NASDAQ on January 31, 2014 was $4.74 per share.

There are no other Unit Warrants outstanding other than the 140,000 described above.  We are registering the 140,000 shares of common stock issuable upon exercise of the Unit Warrants and the 35,000 shares of common stock issuable upon the exercise of the Series B Warrants that underlie the units.  We are not, however, registering the Unit Warrants themselves or the Series B Warrants that underlie the Unit Warrants.

Each Unit Warrant has an exercise price of $4.00 per share and expires on December 31, 2018.  The Unit Warrants provide for an adjustment in the number shares of securities into which the Unit Warrants are exercisable upon certain events, such as a stock dividend, stock split, reverse stock split or reclassification. Further, if there is an effective registration statement filed with the Commission registering the shares of common stock underlying the Unit Warrants and the shares of common stock underlying the Series B Warrants underlying the Unit Warrants, and the closing price of our common stock is $9.00 or more for more for 20 consecutive trading days, then we may require the holders to exercise their warrants.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Torchlight Energy Resources, Inc.’s Annual Report on Form l0-K for the year ended December 31, 2013 have been audited by Calvetti Ferguson, independent registered public accounting firm, as stated in their reports included in such consolidated financial statements, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the oil and natural gas reserves associated with our oil and natural gas prospects is derived from the reports of Netherland, Sewell & Associates, Inc. and Wright & Company, Inc., each an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The validity of the issuance of the common stock offered under this prospectus has been passed upon for us by Axelrod, Smith & Kirshbaum, Houston, Texas.

MATERIAL CHANGES

There have been no material changes in the Registrant’s affairs since the end of the last fiscal year.

COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As permitted by Nevada law, our Bylaws provide that we shall indemnify a person in connection with an action, suit or proceeding, whether civil, criminal, administrative or investigative, including without limitation an action in our right to procure a judgment in our favor, by reason of the fact that the person is or was our director, officer, employee or agent, including attorneys’ fees, judgments, fines and amounts paid in settlement, if the person acted in good faith and did not breach his or her fiduciary duties to the company through intentional misconduct, fraud or a knowing violation of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.